[GULFPORT LETTERHEAD]

January 18, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Karl Hiller
Nasreen Mohammed

Re:	Gulfport Energy Corporation
Annual Report on Form 10-KSB, File No. 0-19514, filed on March 31, 2006 (the “Form 10-KSB”)
Quarterly Report on Form 10-QSB, File No. 0-19514, filed on November 13, 2006 (“Form 10-QSB”)

Dear Mr. Hiller:

On behalf of Gulfport Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing this letter revising the Company’s response #4 contained in its letter, dated January 5, 2007, to the Securities and Exchange Commission Staff (the “Staff”) in response to the Staff’s comment letter, dated December 12, 2006 (the “Comment Letter”). The Company has revised response #4 based upon its telephone conversation with the Staff on January 17, 2007. For your convenience, revised response #4 is preceded by the Staff’s comment #4 set forth in the Comment Letter.

Form 10-KSB for the Year Ended December 31, 2005

Note 13 – Financial Instruments and Hedging Activities, page F-19

4.	Comment. You disclose that 540,000 barrels of estimated future production were hedged at December 31 2005. It would be helpful to have also disclosed the percentage of your estimated production for the coming year that was covered by these fixed-price contracts.

Response: We historically have not had a practice of disclosing projections of production in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we currently do not have any hedges in place for future periods. However, we note the Staff’s comment and to the extent we hedge or enter into fixed-price contracts with respect to our production in the future, we will disclose the percentage of our estimated future production for the coming year covered by any such hedges or fixed-price contracts.

If you have any questions with respect to the foregoing, please call the undersigned at (405) 242-4408.

Sincerely,

/s/ Michael G. Moore

Michael G. Moore

Enclosures

cc:	Ben Russ
General Counsel

Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP

Alex Frutos
Akin Gump Strauss Hauer & Feld LLP